May 23, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Terence O'Brien

Re:  DXP Enterprises, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2017
        Filed March 28, 2018
        File No. 0-21513

Ladies and Gentlemen:

Set forth below is the response of DXP Enterprises, Inc. (the "Company," "we," "our," "us") to the comments received from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") by letter dated May 10, 2018 regarding our Form 10-K for the Fiscal Year Ended December 31, 2017.

For ease of reference, we have cited the Staff comments in bold type prior to our response.

Form 10-K for Fiscal Year Ended December 31, 2017

Financial Statements, page 41

Audit Reports, page 42

1.
We note your auditor's reports on the financial statements and internal control over financial reporting for the fiscal year ended December 31, 2017 were not manually signed in accordance with Rule 2-02(a)(2) and Rule 2-02(f)(2), respectively, of Regulation S-X. After you obtain signed reports from your auditors, please include them in an amendment to your Form 10-K. Ensure that the amendment includes the entirety of Item 8 in your Form 10-K, as well as updated officers' certifications, in accordance with Rule 12b-15 of the Exchange Act.

Response: The Company respectfully notes the Staff's comment and has filed an Amendment No. 1 to the Form 10-K on May 23, 2018, which includes the entirety of Item 8 to such Form 10-K, to provide the following: (i) a Report of the Company's Independent Registered Public Accounting Firm manually signed (as represented by a conformed signature), along with the accompanying financial statements and supplementary data under Item 8; (ii) a dated and signed version of the Consent of Independent Registered Public Accounting Firm under Exhibit 23.1; and (iii) currently dated officers' certifications under Sections 302 and 906 of the Sarbanes-Oxley Act signed by the CEO and CFO of the Company as Exhibits 31.1, 31.2, 32.1 and 32.2. The Company further notes that the omission was only in the EDGAR version, and it did have a manually signed Report of Independent Registered Public Accounting Firm as of the original filing date.

Exhibits

Exhibit 23.1

2.
We note the consent from your auditor refers to its reports dated March 27, 2018 relating to your consolidated financial statements and the effectiveness of internal control over financial reporting. However, the respective reports from your auditor, included in your Form 10-K, are both dated March 28, 2018. Please make the necessary corrections in an amendment to your Form 10-K.

Response: The Company reviewed the original, manually signed reports of our Independent Registered Public Accounting Firm for each of the reports noted in the comment above and confirmed that the correct date of March 28, 2018 was referenced in each of the reports. In addition, the Company noted that the incorrect date was referenced in the Consent of Independent Registered Public Accounting Firm included as Exhibit 23.1 in the Form 10-K for the fiscal year ended December 31, 2017. This error has been corrected and a Report of the Company's Independent Registered Public Accounting Firm with a conformed signature, and a revised dated and signed version of the Consent of Independent Registered Public Accounting Firm under Exhibit 23.1 were filed on May 23, 2018 as Amendment No. 1 to the Form 10-K.

Sincerely,

 /s/Kent Yee

Kent Yee
Senior Vice President and Chief Financial Officer